GLOBAL FOOD TECHNOLOGIES, INC.
113 Court Street
Hanford, CA 93230

January 10, 2008

VIA EDGAR

Mark K. Brunhofer
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Food Technologies, Inc. Item 4.01 8-K Filed December 10, 2007 SEC File No. 0-31385
Dear Mr. Brunhofer:

In response to your letter dated December 13, 2007, Global Food Technologies, Inc. (the “Company”) has filed the requested amendment to the Form 8-K originally filed on December 10, 2007. The amendment, filed today via EDGAR, makes the requested change in the second paragraph, which now reads as follows (underlined language was added to the amendment and did not appear in the original 8-K filing):

“During the two most recent fiscal years ended December 31, 2006 and 2005, and in the subsequent interim period from January 1, 2007 through December 6, 2007 (the date of dismissal), there were no disagreements with Weinberg & Company, P.A. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which, if not resolved to their satisfaction, would have caused them to make reference to the matter in their report.”

In addition, as requested, we have attached an updated letter from our former auditor as Exhibit 16.1 to the 8-K amendment.

Sincerely,

By:	/s/ Marshall F. Sparks
Marshall F. Sparks, CFO